Important Notice: Investors are strongly urged to read the legal disclaimer at the end of this presentation Universal Music Group Merrill Lynch Media & Entertainment Conference September 14th, 2005

Overview Doug Morris

Recent Results € millions Q2 1H Consensus E.F.O. 64 91 Actual E.F.O. 106 142 Results are the consequence of an investment in people. It's all about the people Universal Music Group Source: Bloomberg, Reuters

Universal Music Group 2004 Global Market Shares Source: IFPI

Universal Music Group 1999 2000 2001 2002 2003 2004 UMG 0.217 0.229 0.235 0.253 0.234 0.255 UMG Global Market Share Source: IFPI

U.S. Nielsen SoundScan Total Album Market Share 1st Half 2005 U.K. Official U.K. Chart Company Total Album Market Share 1st Half 2005 Universal Music Group Source: Nielsen SoundScan period ending 7.3.05 Source: The Official U.K. Chart Company

U.S. Nielsen SoundScan Current Album Market Share 1st Half 2005 Nielsen SoundScan Best Sellers 1st Half 2005 Universal Music Group Source: Nielsen SoundScan period ending 7.3.05 Units Millions 50 Cent 4.0 Mariah Carey 2.3 The Game 2.1 Green Day 1.9 Kelly Clarkson 1.6 Gwen Stefani 1.5 Coldplay 1.4 The Killers 1.3 NOW 18 1.2 Eminem 1.2 Source: Nielsen SoundScan period ending 7.3.05

Universal Music Group Source: Billboard

3 Doors Down 50 Cent Akon Alien Ant Farm All American Rejects India Arie Ashanti Audioslave Erykah Badu Lloyd Banks Beck Daniel Bedingfield Bee Gees Black Eyed Peas Mary J. Blige Blink 182 Bloodhound Gang Andrea Bocelli Bon Jovi Calogero CamRon Mariah Carey Vanessa Carlton Sheryl Crow Jamie Cullum D-12 DMX Dr Dre Eminem Eve Masaharu Fukuyama Nelly Furtado G Unit Gabrielle The Game Godsmack Johnny Hallyday Hoobastank Enrique Iglesias Ja Rule Jadakiss Jay Z Jimmy Eat World Elton John Jack Johnson JoJo Juanes Kaiser Chiefs Keane Ronan Keating Toby Keith The Killers Mark Knopfler Diana Krall Lifehouse Limp Bizkit LL Cool J Lindsay Lohan Ludacris Marilyn Manson Michael McDonald Metallica Musiq Nelly Nickelback Nine Inch Nails No Doubt Zeca Pagodinho Florent Pagny Gerald de Palmas Papa Roach Puddle of Mudd Queens of the Stone Age Rammstein Scissor Sisters Raul Seixas Shaggy Ashlee Simpson Slipknot Will Smith Snoop Dogg Snow Patrol St. Lunatics Gwen Stefani Sting George Strait Sugababes Sum 41 t.A.T.u. Texas Obie Trice Shania Twain U2 Hikaru Utada Weezer Kanye West Hayley Westenra Lee Ann Womack Young Buck Universal Music Group Roster of Superstars Note: A sample of artists whose new album release has had sales in excess of 1 million units in the past 5 years

Recorded Music Zach Horowitz

United States #1 music market, with 36% of global sales in 2004 Retail music market value of $12.2 billion Domestic repertoire 93% Industry performance by retail value: (Local currency) 2002 -8.2% 2003 -6.0% 2004 +2.6% 2005 (1st Half UMG est.) -5.3% Universal Music 2004 sales: €1,837m Universal Music 2004 market share: #1 with 32.5% (27.8% 2003) Source: IFPI, UMG Market Share 2004

United Kingdom Market Share 2004 Source: IFPI, UMG #3 music market, with 10% of global sales in 2004 Retail music market value of $3.5 billion Domestic repertoire 51% Industry performance by retail value: (Local currency) 2002 -2.2% 2003 +0.1% 2004 -1.6% 2005 (1st Half UMG est.) -4.0% Universal Music 2004 sales: € 662m includes € 80m for Britannia Music Club Universal Music 2004 market share: #1 with 29.5% (25.9% 2003)

France Market Share 2004 Source: IFPI, UMG #5 music market, with 6% of global sales in 2004 Retail music market value of $2.0 billion Domestic repertoire 63% Industry performance by retail value: (Local currency) 2002 +4.1% 2003 -14.4% 2004 -14.8% 2005 (1st Half UMG est.) -2.7% Universal Music 2004 sales: €515m includes €90m for DIAL music club Universal Music 2004 market share: #1 with 35.1% (34.1% 2003)

Japan Market Share 2004 Source: IFPI, UMG #2 music market, with 15% of global sales in 2004 Retail music market value of $5.2 billion Domestic repertoire 72% Industry performance by retail value: (Local currency) 2002 -9.3% 2003 -9.2% 2004 -1.8% 2005 (1st Half UMG est.) -9.2% Universal Music 2004 sales: €379m Universal Music 2004 market share: #1 of international major music groups with 12.2% (13.0% 2003)

Germany Market Share 2004 Source: IFPI, UMG #4 music market, with 6% of global sales in 2004 Retail music market value of $2.1 billion Domestic repertoire 49% Industry performance by retail value: (Local currency) 2002 -7.9% 2003 -17.9% 2004 -4.2% 2005 (1st Half UMG est.) -5.8% Universal Music 2004 sales: €320m Universal Music 2004 market share: #2 with 24.7% (24.3% 2003)

Music Publishing

Universal Music Publishing Group 2004 Global Market Shares Source: UMPG estimates using Music & Copyright Data All Indies

Universal Music Publishing Group U2 Gloria Estefan Anastacia Paul Simon Prince 3 Doors Down Shania Twain Diana Krall The Corrs Bon Jovi Andre Rieu Chemical Brothers 50 Cent Avril Lavigne Blink-182 Mary J. Blige No Doubt Franz Ferdinand Leonard Bernstein Elton John Bernie Taupin Henry Mancini The Killers Dave Grohl Mariah Carey Twista Ludacris American Pie - Strangers in the Night - Girl From Ipanema - Good Vibrations - I Want to Hold Your Hand - Candle in the Wind - I Will Survive - Sitting on the Dock of the Bay - Your Song - It's My Life - The First Cut is the Deepest - In Da Club - A Thousand Miles - Toxic - Born to be Wild - Heaven - Who Wants to be a Millionaire - Should I Stay or Should I Go - California Dreamin' - Mrs. Robinson - I Believe in a Thing Called Love - In The Morning - Can't Get You Out of My Head - Homeward Bound - Sweet Home Alabama - Kiss - Dancing Queen - Don't Cry For Me Argentina - RESPECT - Smoke Gets In Your Eyes - Daniel - Purple Rain - Somewhere

Universal Music Publishing Group Mechanical Performance Synchronization Other 204.9 114.8 39.1 12.6 CD / Cassette Sales Digital downloads Video Karaoke Ring Tones Mastertones TV, Radio, Cable Broadcasts Live Performances Film Performances Theatrical Performances Ring Tones Music in nightclubs, bars, sporting events, shops Print / Sheet Music Blackbox Rental Lyric Reprint (Hallmark) Graphic Novels Blank media levies Advertisements Motion Pictures Theatrical Trailers TV / Local Network / Cable Computer Games Home Video Toys, merchandise Multiple Revenue Streams

Diverse Exploitation Potential Source: UMPG Ringtones UMPG's 50 Cent named "Ringtone Artist of the Year" ITD Ringtone collections >$1m Synchronization Starring in a feature film "Get Rich or Die Tryin'". Ten (10) songs being utilized in the film. Reebok commercial Various other songs licensed for film & TV use (eg, Rock School, Shark Tale) 50 Cent Other Video game based on feature film Hero's of Hip Hop (Graphic Novel) and "Star Cards" (Hallmark)

Revenue Drivers Music Publishing is forecasted to grow at an average rate of ~4.6% through 2010, driven by: Digital Performance Synchronization Source: Enders Analysis (04-04), adjusted for UMG estimated actual revenue for CY2004 2000 2001 2002 2003 2004 2005E 2006E 2007E 2008E 2009E 2010E 3629 3530 3565 3661 3827 3979 4197 4374 4608 4818 5014 US$ Millions

New Business Opportunities

Digital Downloads Mobile Subscriptions Existing Digital Initiatives Revenue from these businesses grew from essentially nothing in the first half of 2003 to over €100 million for the first half of 2005.

Top 10 US Digital Tracks - week ending 9/04/05 DOWNLOADS US Digital Market share is 36.1% YTD. Existing Digital Initiatives Source: Nielsen SoundScan

MOBILE Top 10 US Mastertones - week ending 9/11/05* : UMG has sold over 25 million Mastertones in the US YTD. Earned over €27 million from mobile products outside of the US in first half of 2005. * Source: Infospace Existing Digital Initiatives

SUBSCRIPTION SERVICES UMG revenue from subscriptions has grown at an 8% average monthly growth rate the past 12 months. Existing Digital Initiatives Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul 882 911 948 1024 1124 1211 1261 1369 1395 1478 1490 1535 Paid US Subscribers Source: UMG

Existing digital businesses will be the engine of growth for the next several years. New opportunities will emerge to monetize our assets and create new revenue streams. A transformation is underway from a "record company" to a "music entertainment company." New Revenue Opportunities

UMG is positioned to benefit from the shift towards more targeted and measurable media, and take a piece of the $300 billion global advertising pie Music Videos Pioneered the monetization of music videos on-line (Yahoo!, MSN, AOL, etc.). Cable and satellite VOD tests very promising. Audio New models rolling out in the next 6-12 months. Tap into the enormous demand for free music, and generate revenue from those who can't or won't pay. Ad-Supported Models New Revenue Opportunities

UMG is in the business of creating global stars and brands. We are now beginning to expand our relationships with our artists and share in the multiple revenue streams that accrue from their success. Expanding Relationships with Artists Pussycat Dolls Recorded music, touring, cosmetics, clothing, apparel, and other ventures. 50 Cent Interscope Films, upcoming major motion picture "Get Rich or Die Tryin.'" Video game in partnership with VU Games New Revenue Opportunities

Increasing pressure and generating revenue from legitimate usage of P2P. Legitimizing Peer-to-Peer Key legal victories recently in the US, Australia, and Taiwan. Technical countermeasures spur growth in legal alternatives. Increased government support from countries around the world. Convert cooperative networks via filtering Profit from rogue networks by tapping into scale Sale of downloads to P2P users Viral marketing Ad-supported models New Revenue Opportunities

Podcasting An important new media distribution channel Talk / Spoken-word currently dominates podcasts No legal mechanism to access major music catalogs UMG working to establish a licensing structure for podcasting A potential competitor to broadcast radio and new revenue stream for UMG New Revenue Opportunities

IMF (International Music Feed) Distribution to just under 10 million homes. New revenue share model for content owners. amp'd Mobile Equity stake in music-focused MVNO. UMG will license amp'd a broad array of content. Aggressive management with strong track record (Boost Mobile). Developing New Businesses New Revenue Opportunities

We are evolving from a "record company" to a "music entertainment company." Sources of Revenue - 2001 CD Sales Film & TV Licensing Sources of Revenue - 2006+ CD Sales Film & TV Licensing Audio Downloads Subscriptions Statutory radio and interactive radio Mobile Videos (VOD, downloads, broadcast) Ad-supported audio Artist partnerships Podcasting ??? TBD The Transformation Is Underway

Financials Nick Henny

UMG Financial Summary

UMG Digital Revenue Source: UMG 2H 03 1H 04 2H 04 1H 05 Music 17.6 32.2 55.4 96.9 Music Publishing 2.3 3.4 3.9 6.4 € Millions

UMG Digital Revenue Revenue by Type 1st Half 2005 Source: UMG, Digital sales from recorded music only

UMG Digital Revenue On-Line by Territory 1st Half 2005 Mobile by Territory 1st Half 2005 Source: UMG, Digital sales from recorded music only

Universal Music Publishing Group Operating Results

UMG Cash Flow

Cost Comparison Note: 2003 US GAAP, 2004-2005 IFRS

Summary

Universal Music Group Highly profitable and a significant cash generator despite difficult business environment Deep pool of management talent and the ability to attract best professionals in the industry when necessary Cost base overhauled General cost reductions Major shift to outsourcing in manufacturing, distribution & IT Consistently breaking new artists and best in class at secondary exploitation of current and catalog repertoire Poised to maximize new business opportunities

Music Market Forecast 2004 2005E 2006E 2007E 2008E 2009E 2010E Physical 33614 33173 32510 31697 30905 29823 28779 Digital 350 875 2129 3645 5468 7519 9304 $ Millions Global Music Revenue - Retail Source: IFPI, Merrill Lynch Research

Upcoming Release Schedule CY 2005 50 Cent OST Ashlee Simpson Avant Bee Gees Bon Jovi Mary J. Blige Blink 182 Busta Rhymes Sheryl Crow Jamie Cullum DMX Enrique Iglesias Reba McEntire Nickelback Pussycat Dolls Rihanna Texas Akon Beck Andrea Bocelli D-12 Daddy Yankee Dr Dre Eve Stacy Ferguson The Game Godsmack G-Unit The Hives Hoobastank Jack Johnson Jay Z Keane Toby Keith Diana Krall The Killers LL Cool J Lindsay Lohan Ludacris Nelly No Doubt Puddle of Mudd Razorlight Snow Patrol Scissor Sisters Gwen Stefani Sting George Strait Snoop Dogg Sugarland The Who CY 2006

Universal Music Group Important Disclaimer This presentation contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that; UMG will not be able to obtain the regulatory, competition or other approvals necessary to complete certain transactions; UMG will be unable to further identify, develop and achieve success for new products, services and technologies; UMG will face increased competition and that the effect(s) on pricing, spending, third-party relationships and revenues of such competition will limit or reduce UMG's revenue and/or income; as well as any additional risks described in the documents Vivendi Universal has filed previously with the U.S. Securities and Exchange Commission and/or the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov, www.amf-france.org or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements. Nielsen SoundScan Vivendi Universal cannot vouch for the accuracy of SoundScan data.

Vivendi Universal Merrill Lynch Media & Entertainment Conference September 14th, 2005